
#OPENTOWORK

# Kurt Overmeyer (He/Him) · 2nd

Real Estate Economics, Planning, Land Use and Coastal Consultant

Seaside, California, United States · Contact info

500+ connections

**2 mutual connections:** Kenneth Golston and Carla C. S. Engalla

Connect | Message | More

Panel Tek ADU

The University of Alabama

**Open to work**
Chief Executive Officer, City Manager, Assistant C...
See all details

**Providing services**
Real Estate, Management Consulting, Business C...
See all details

## About

Kurt has been working in Economic Development since 2003, when Val Toppenberg and Les Bowman (West Sacramento) took a chance on a young business outreach expert working in Transportation. As a leader in economic development in several California cities, Kurt has worked on everything from redeveloping downtowns to industrial development to coastal development to hotels/hospitality to tourism. Kurt worked as Ecor ...see more

## Activity

4,353 followers

**Kurt Overmeyer** commented on a post • 1d

Neal I. Payton, FAIA, FCNU agree - but that's the long answer 😉

64 · 18 comments

**Kurt Overmeyer** commented on a post • 1d

The short answer is - it's really hard and probably better just to build housing.

64 · 18 comments

**Kurt Overmeyer** commented on a post • 1d

My 1st choice is San Diego, but I love Chicago and don't understand why it isn't getting more love. Sure it's cold in the winter, but the bars and music are great. Same with food and the L. ...show more

6 · 9 comments

Show all activity →

## Experience

**Chief Executive Officer**
Panel Tek ADU · Self-employed
Jan 2022 - Present · 8 mos
Seaside, CA and Exuma Bahamas

We design and distribute kits designed to be used as guest homes, Accessory Dwelling Units, back yard offices as well as emergency deployment units designed to help homeless individuals, first re ...see more

**Land Use, Planning and Real Estate Economics Consultant**
Self-employed
Aug 2020 - Present · 2 yrs 1 mo
Seaside California

**Economic Development Manager**
City of Seaside
Jul 2016 - Present · 6 yrs 2 mos
Seaside CA

**Economic Development Manager**
City of Watsonville
2008 - Present · 14 yrs 8 mos
Watsonville, California

- Successfully attracted a 200k sf FedEx facility jumpstarting development in a challenging business park ...see more

**Economic Development Director**
City of Seaside, California
Jul 2018 - Mar 2022 · 3 yrs 9 mos
Seaside, California

Show all 9 experiences →

## Education

**The University of Alabama**
MPA, Municipal Government
1997 - 1999

Master's of Public Administration, Focused on municipal government and economic development.

**Indiana University Bloomington**
BA, Political Science, Anthropology
1989 - 1996

Activities and societies: Gymnastics Team

Political Science and Physical Anthropology
Gymnastics Team

**Abilene Christian University**
NA, Political Science
1987 - 1989

Activities and societies: Gymnastics Club, Gamma Sigma Phi

Gymnastics Team

## Skills

**Economic Development**

Endorsed by Jeffrey A Finkle and 29 others who are highly skilled at this

Endorsed by 11 colleagues at City of Watsonville

99+ endorsements

**Redevelopment**

Endorsed by Alex Andrade and 2 others who are highly skilled at this

Endorsed by 10 colleagues at City of Watsonville

99+ endorsements

**Local Government**

Endorsed by Mark Lewis and 7 others who are highly skilled at this

Endorsed by 4 colleagues at City of Watsonville

99+ endorsements

Show all 50 skills →

## Recommendations

Received Given

**Nothing to see for now**
Recommendations that Kurt receives will appear here.

## Organizations

**ICMA, ICSC, CALED, IEDC**
Jan 2003 - Present

## Interests

Influencers Companies Groups Schools

**Mark Cuban** · 3rd
President
7,531,353 followers

**Dan Ariely** · 2nd
I do research in behavioral economics and try to describe it in plain language. These findings have enriched my life, and my hope is that they will do the same for you.
393,503 followers

Show all 19 influencers →

## Causes

Children • Civil Rights and Social Action • Economic Empowerment • Education • Poverty Alleviation • Science and Technology